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                                                   -----------------------------
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                              (AMENDMENT NO. 1)*

                                DTM Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $.0002 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  23333L 10 3
                    ---------------------------------------
                                (CUSIP Number)

                               Anthony Mariotti
                                Managing Member
                         Proactive Finance Group, LLC
                        221 West 6th Street, Suite 1520
                              Austin, Texas 78701
                                (512) 481-1495
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   Copies to:
                                P. Steven Hacker
                        Gray Cary Ware & Freidenrich LLP
                        100 Congress Avenue, Suite 1440
                              Austin, Texas 78701
                                 (512) 457-7035

                               February 12, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

-----------------------
  CUSIP NO. 23333L 10 3          SCHEDULE 13D/A
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Proactive Finance Group, LLC ("Proactive")             74-2848895
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              3,157,190/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,157,190/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        3,157,190/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        47.68%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        OO
------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 23333L 10 3
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        DTM Aquisition Company, L.P. ("DTMAC")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC, 00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,157,190/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                           3,157,190/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        3,157,190/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

         47.68%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        PN
------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 23333L 10 3
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Proactive-DTM, L.P. ("Pro-DTM")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              3,157,190/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                           3,157,190/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        3,157,190/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

         47.68%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        PN
------------------------------------------------------------------------------

--------------------
/1/ On January 2, 1999, Proactive entered into a Stock Purchase Agreement (the "Agreement") with The B.F. Goodrich Company ("Goodrich"), pursuant to which, upon the terms and conditions set forth therein, Goodrich agreed to sell, and Proactive or its assignee agreed to purchase, 3,157,190 shares of the Common Stock, par value $.0002 per share, of DTM Corporation, a Texas corporation (the "Shares"). In addition, Goodrich agreed in such Stock Purchase Agreement to certain restrictions on the voting of its shares as set forth in Item 5 below. On February 12, 1999, Proactive assigned its rights under the Agreement to DTMAC. The general partner of DTMAC is Pro-DTM and the general partner of Pro-DTM is Proactive. On February 12, 1999, DTMAC acquired the Shares from
Goodrich. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), each of Proactive, DTMAC and Pro-DTM may be deemed to own beneficially the Shares.

-----------------------
  CUSIP NO. 23333L 10 3          SCHEDULE 13D/A
-----------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------
  CUSIP NO. 23333L 10 3
-----------------------

         This Amendment No.1 amends the statement on Schedule 13D which was filed on January 12, 1999 by Proactive (as amended, the "Schedule 13D") with respect to the Shares. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

         Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

         Item 2 is hereby amended and restated as follows:

Item 2.  Identity and Background.

         This Statement is being filed by Proactive on behalf of each of Proactive, DTMAC and Pro-DTM, each having a principal office located at 221 West 6th Street, Suite 1520, Austin, Texas 78701.

         Proactive is a financial advisory firm. DTMAC was formed and organized for the sole purpose of acquiring the Shares from Goodrich upon assignment to DTMAC of Proactive's rights under the Agreement. Pro-DTM was formed and organized for the sole purpose of acting as general partner of DTMAC.

         During the last five years, neither Proactive, its managing member, DTMAC nor Pro-DTM has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The table set forth in Exhibit 1 is incorporated herein by reference and lists the name, principal occupation or employment for the managing member of Proactive. The business address for the managing member of Proactive is 221 West 6th Street, Suite 1520, Austin, Texas 78701. To the knowledge of Proactive, DTMAC and Pro-DTM, neither the managing member of Proactive, DTMAC nor Pro-DTM has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Each of Proactive, DTMAC and Pro-DTM are citizens of the state of Texas.

         Item 3 is hereby amended and restated as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         On February 12, 1999 Proactive assigned its rights under the Agreement to DTMAC. Prior to such date DTMAC sold and issued limited partnership interests. A portion of the proceeds of such sales and issuances was used by DTMAC to obtain the Shares pursuant to the terms of the Agreement. The net investment cost of the Shares and an obligation of the Issuer for $909,000 to DTMAC (including commissions, if any) since the filing of the Schedule 13D is $3,500,000.

-----------------------
  CUSIP NO. 23333L 10 3          SCHEDULE 13D/A
-----------------------

         Item 4 is hereby amended and restated as follows:

Item 4.  Purpose of Transaction.

         The Shares are approximately 47.68% of the outstanding Common Stock of the Issuer and as such represent a substantial equity interest in the Issuer. Proactive, through DTMAC and Pro-DTM, acquired the Shares for investment purposes and to evaluate the performance of such Shares as an investment. Each of Proactive, Pro-DTM and DTMAC intend to continually assess the Company's financial condition, results of operations and prospects, and general economic and industry conditions.

         Pursuant to the Agreement, contemporaneously with the purchase of the Shares, each of Robert D. Koney Jr., Marshall O. Larsen, and Les C. Vinney resigned from his position as a member of the Board of Directors of Issuer (the "Board") and the vacancies created thereby were filled by Anthony Mariotti, Samuel A. Myers, and Larry Goldstein, each of whom is affiliated with DTMAC and Proactive.

         As a condition precedent to Closing, the Board was required to approve the transactions contemplated by the Agreement. The Board approved such transactions on January 11, 1999.

         Item 5 is hereby amended and restated as follows:

Item 5.  Interest in Securities of the Issuer.

         Each of Proactive, DTMAC and Pro-DTM may be deemed to have beneficial ownership, as defined in Rule 13d-3, of the Shares, which represent approximately 47.68% of the total number of outstanding shares of Common Stock of the Issuer. Under the Agreement, Goodrich agreed to certain restrictions on its voting with respect to any proposed mergers, sale of assets, or other reorganizations or similar transactions involving the Issuer.

         Item 6 is hereby amended and restated as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Upon the Closing, DTMAC and Goodrich entered into an Assignment and Assumption Agreement in the form attached hereto as Exhibit 3 (the "Assignment Agreement") which provides, among other things, for the assignment by Goodrich to Proactive of all of its right, title and interest in and to that certain Amended and Restated Shareholders' Agreement, dated April 30, 1996, by and among the Issuer and certain of its shareholders, as amended and restated (the "Shareholders' Agreement"). The Shareholders' Agreement was filed by the Issuer on May 21, 1996 as Exhibit 10.11 to its Registration Statement (No. 333-04173) on Form S-1, as amended, and is incorporated herein by reference.

-----------------------
  CUSIP NO. 23333L 10 3          SCHEDULE 13D/A
-----------------------


                                 Exhibit Index
                                 -------------

  EXHIBIT NO.      DESCRIPTION
  -----------      -----------

       *1.         Managing Member of Proactive

       *2. Stock Purchase Agreement, dated January 2, 1999, between Proactive and Goodrich

        3.         Assignment and Assumption Agreement

* Previously filed with the Schedule 13D filed on January 12, 1999.

-----------------------
  CUSIP NO. 23333L 10 3          SCHEDULE 13D/A
-----------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 26, 1999
          -----------------


                                       PROACTIVE FINANCE GROUP, LLC,
                                       a Texas limited liability company



                                       By: /s/ Anthony Mariotti
                                          ---------------------------------
                                          Anthony Mariotti
                                          Managing Member


                                       DTM ACQUISITION COMPANY, L.P.,
                                       a Texas limited partnership



                                            By: Proactive-DTM, L.P.,
                                            a Texas limited partnership



                                            By: Proactive Finance Group, LLC,
                                            a Texas limited liability company



                                            By: /s/ Anthony Mariotti
                                               --------------------------------
                                               Anthony Mariotti, Managing Member



                                       PROACTIVE-DTM, L.P.,
                                       a Texas limited partnership



                                            By: Proactive Finance Group, LLC,
                                                a Texas limited liability
                                                company



                                            By: /s/ Anthony Mariotti
                                               ---------------------------------
                                               Anthony Mariotti, Managing Member